June [__], 2024

Mr. Uwem Bassey

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re: THUMZUP MEDIA CORPORATION

Registration Statement on Form S-1

Filed May 30, 2024

File No. 333-279828

Dear Mr. Bassey:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated June 11, 2024 (the “Comment Letter”), to Thumzup Media Corporation (the “Company”) with respect to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 30, 2024 (the “S-1”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth below, followed by the responses of the Company. The Company is also submitting a revised offering statement (the “Revised Offering Statement”) along with this response letter.

Form S-1 filed May 30, 2024

Executive Compensation

Summary Compensation Table, page 44

1.	Please update your summary compensation table, as of your most recent fiscal year end, to include the two most highly compensated executive officers other than the Chief Executive Officer. See Item 402(m) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has added Isaac Dietrich, Director of Finance, to the summary compensation table on page 44 of the Amendment to the S-1, per the Staff’s request.

Exhibit Index, page II-5

2.	File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

Response: In response to this comment, the Company advises the Staff that it has included consents for each director nominee as an exhibit to the Amendment to the S-1, per the Staff’s request.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

If you need any additional information or have any follow up questions, please feel free to contact Joseph Nunziata of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Robert Steele
Name:	Robert Steele
Title:	Chief Executive Officer

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW